                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                          DIRECTOR AND OFFICER CHANGES

     Toronto, Canada, January 13, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that Mr. Peter White has been appointed Co-Chief Operating Officer and Secretary. Mr. Peter Atkinson has resigned as a director and officer of Hollinger for personal reasons.
Mr. Charles Cowan retired at the end of 2003 after many years as Secretary of Hollinger, and as a director.

     Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

Peter G. White
Co-Chief Operating Officer and Secretary
Hollinger Inc.
Tel: (416) 363-8721


                                     - 30 -